Filed by LCI Industries pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Act of 1934 Subject Company: LCI Industries Commission File No. 001-13646 Date: June 30, 2026 From: Johnny Sirpilla, Jamie Schnur and Ryan Smith To: All Lippert Employees Subject: Important News: Lippert and Patrick Industries Merger Team, Today, we’re pleased to announce that we’ve reached a definitive agreement to combine with Patrick in an all-stock merger to create a premier component solutions provider for the outdoor enthusiast, housing, and transportation markets. A copy of the joint press release we issued is linked here. We will host a conference call and webcast today at 8:30 AM ET to discuss the transaction. The webcast and accompanying slides can be accessed at https://investors.lci1.com/. What This Means for Our Business This merger brings together two companies with complementary product portfolios and longstanding partnerships with customers and stakeholders across North America and Europe. Together with Patrick, we will create a more dynamic platform serving a diverse range of OEMs and consumers through a broader brand portfolio, more efficient operations, and enhanced R&D investment and commercialization capabilities. Lippert is one of the most trusted names in the industry, and our commitments to operational excellence, customer service, and community are at the core of everything we do. Patrick shares the same values, and we’re confident they are the right partner to accelerate our growth. Together, we will remain a trusted partner to OEM and aftermarket customers, with expanded R&D, broader capabilities, and faster speed-to-market, enhancing innovation and the overall end-user experience. Our shareholders will benefit from ownership in a better, more diversified company with the financial and operational strength to grow revenues and profitability and deliver outstanding value. In terms of leadership, Patrick CEO Andy Nemeth will serve as CEO of the combined company, Patrick Director Todd Cleveland will serve as Chair of the Board, and Lippert Interim CEO and Director Johnny Sirpilla will serve as Vice Chair. As part of Johnny’s role as Vice Chair, he will oversee integration planning to ensure the combination reflects the best interests of all stakeholders. The broader leadership team will be announced in due course and will reflect talent from both organizations. Looking Forward Today’s announcement is just the first step in a process. The transaction is expected to close in the first half of 2027, subject to shareholder approval by both Patrick and Lippert, regulatory approval, and other customary closing conditions. Until then, both companies will continue to operate independently under our respective leadership teams. It is business as usual, and we encourage you to stay focused on what you do best – delivering exceptional support to our customers and the communities we serve. Thank you for your continued dedication and commitment. As we reach important milestones, the leadership team will continue to keep you informed with regular updates. If you have any questions in the meantime, please direct them to your leader.  You can also find more information at PatrickandLippertTogether.com.

We will be reaching out to our customers and partners to share this news. If you receive any external inquiries, please do not comment directly – forward them to Lillian Etzkorn at letzkorn@lci1.com. This is a great day for Lippert. Thank you for your continued dedication to our customers, our communities, and one another. Your commitment is what makes moments like this possible, and we look forward to what we’ll achieve together. Sincerely, Johnny Sirpilla, Interim CEO Jamie Schnur, Group President of Aftermarket & Technology Ryan Smith, Group President of North America _________________________________________________________ Important Information About the Proposed Transaction and Where to Find it In connection with the proposed transaction between LCI Industries (“LCI”) and Patrick Industries (“Patrick”), LCI and Patrick intend to file relevant materials with the Securities and Exchange Commission (the “SEC”), including, among other filings, a Patrick registration statement on Form S-4 that will include a joint proxy statement of LCI and Patrick that also constitutes a prospectus of Patrick with respect to shares of Patrick’s common stock to be issued in the proposed transaction, and a definitive joint proxy statement/prospectus, which will be mailed to stockholders of LCI and Patrick (the “Joint Proxy Statement/Prospectus”). LCI and Patrick may also file other documents with the SEC regarding the proposed transaction. This communication is not a substitute for the Joint Proxy Statement/Prospectus or any other document which LCI and Patrick may file with the SEC. INVESTORS AND SECURITY HOLDERS OF LCI AND PATRICK ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the registration statement and the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by LCI and Patrick through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by LCI will be available free of charge on LCI’s website at lippert.com under the tab “Investors” and under the heading “Financials” and subheading “SEC Filings.” Copies of the documents filed with the SEC by Patrick will be available free of charge on Patrick’s website at patrickind.com under the tab “Investors” and under the heading “SEC Filings.” Certain Information Regarding Participants LCI, Patrick and their respective directors and executive officers may be considered participants in the solicitation of proxies from the stockholders of each of LCI and Patrick in connection with the proposed transaction. Information about the directors and executive officers of LCI and their ownership of LCI common stock is set forth in its Annual Report on Form 10-K for the year ended December 31, 2025, which was filed with the SEC on February 26, 2026 (the “LCI 2025 10-K”) and its proxy statement for its 2026 annual meeting, which was filed with the SEC on March 27, 2026. Information about the directors and executive officers of Patrick and their ownership of Patrick common stock is set forth in its Annual Report on Form 10-K for the year ended December 31, 2025, which was filed with the SEC on February 19, 2026 (the “Patrick 2025 10-K”) and its proxy statement for its 2026 annual meeting, which was filed with the SEC on March 30, 2026. To the extent holdings of LCI’s or Patrick’s securities by its directors or executive officers have changed since the amounts set forth in such filings, such changes have been or will be reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Beneficial Ownership on Form 4 filed with the SEC on: (1) March 31, 2026, March 31, 2026, April 1, 2026, April 20, 2026, May 13, 2026, May 13, 2026, May 13, 2026, May 13, 2026, May 13, 2026, May 13, 2026, May 13, 2026, May 14, 2026, June 5, 2026, June 5, 2026 and June 5, 2026, with respect to directors and executive officers of LCI, (2) May 6, 2026, May 6, 2026, May 6, 2026, May 6, 2026, May 6, 2026, May 18, 2026, May 18, 2026,

May 18, 2026, May 18, 2026, May 18, 2026, May 18, 2026, May 18, 2026, May 18, 2026, May 21, 2026, May 28, 2026, June 11, 2026 and June 24, 2026, with respect to directors and executive officers of Patrick and (3) other filings made from time to time with the SEC. Information about the directors and executive officers of LCI and Patrick, including a description of their direct or indirect interests, by security holdings or otherwise, and other information regarding the potential participants in the proxy solicitations, which may be different than those of LCI’s stockholders and Patrick’s stockholders generally, will be contained in the Joint Proxy Statement/Prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction. You may obtain these documents (when they become available) free of charge through the website maintained by the SEC at http://www.sec.gov and from LCI’s or Patrick’s website as described above. No Offer or Solicitation This communication does not constitute an offer to sell or the solicitation of an offer to buy or exchange any securities or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. It does not constitute a prospectus or prospectus equivalent document. No offering or sale of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law. Special Note Regarding Forward-Looking Statements Information in this communication, other than statements of historical facts, may constitute forward-looking statements, for the purpose of the safe harbor provided by Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended, and involve a number of risks and uncertainties. These statements include, but are not limited to, statements about the benefits of the proposed transaction between LCI and Patrick, including future financial and operating results (including the anticipated impact of the transaction on LCI’s and Patrick’s respective earnings), statements related to the expected timing of the completion of the transaction, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. Forward-looking statements may be identified by terminology such as “may,” “will,” “should,” “targets,” “scheduled,” “plans,” “intends,” “goal,” “anticipates,” “expects,” “believes,” “forecasts,” “outlook,” “estimates,” “potential,” or “continue” or negatives of such terms or other comparable terminology, but not all forward-looking statements include such identifying terminology. All forward-looking statements are subject to risks, uncertainties and other factors that may cause the actual results, performance or achievements of LCI or Patrick to differ materially from any results expressed or implied by such forward-looking statements. Such factors include, among others, (1) the risk that the cost savings and any revenue synergies from the transaction may not be fully realized or may take longer than anticipated to be realized, (2) disruption to each party’s business as a result of the announcement and pendency of the transaction, (3) the risk that the integration of each party’s operations will be materially delayed or will be more costly or difficult than expected or that the parties are otherwise unable to successfully integrate as a result of unexpected factors or events, (4) the failure to obtain the necessary approvals by the stockholders of LCI or Patrick, (5) the ability by each of LCI and Patrick to obtain required governmental approvals of the transaction on the timeline expected, or at all, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction, (6) reputational risk and the reaction of each party’s customers, suppliers, employees or other business partners to the transaction, (7) the failure of the closing conditions in the merger agreement to be satisfied, or any unexpected delay in closing the transaction or the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, (8) the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events, (9) risks related to management and oversight of the expanded business and operations of the combined company due to the increased size and complexity, (10) the possibility of increased scrutiny by, and/or additional regulatory requirements of, governmental authorities as a result of the transaction or the size, scope and complexity of the combined company’s business operations, (11) the outcome of any legal or regulatory proceedings that may be currently pending or later instituted against LCI, Patrick or the combined company before or after the transaction, and (12) general competitive, economic, political and market conditions and other factors that may affect future results of LCI and Patrick. Additional factors which could affect future results of LCI and Patrick can be found in the LCI 2025 10-K, under the captions “Special Note Regarding Forward-Looking Statements” and “Risk Factors” and LCI’s Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and the Patrick 2025 10-K, under the captions “Information Concerning Forward-Looking Statements” and “Risk Factors” and Patrick’s Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, in each case filed with the SEC and available on the SEC’s website at http://www.sec.gov. LCI and Patrick disclaim any obligation and do not intend to update or revise any forward-looking statements contained in this communication, which speak only as of the date hereof, whether as a result of new information, future events or otherwise, except as required by federal securities laws.